Mail Stop 3651

      April 12, 2006

Via U.S. Mail and Facsimile

Gary F. Kimmons
President, Chief Executive Officer, and Chief Financial Officer
M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
432 Park Avenue South, 2nd Floor
New York, NY 10016

RE:	M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
			Form 10-KSB for the fiscal year ended December 31,
2004
			Form 10-QSB for the quarterly period ended March
31,
2005
			Form 10-QSB for the quarterly period ended June 30,
2005
			Form 10-QSB for the quarterly period ended
September
30, 2005

      File No. 000-22057



Dear Mr. Kimmons:

      We have reviewed your response letter dated November 17,
2005
and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.




Form 10-Q for the quarterly period ended March, 31, 2005
Form 10-Q for the quarterly period ended June 30, 2005
Form 10-Q for the quarterly period ended September 30, 2005

1. We note your response to our prior comment 3.  We also note your
disclosure in your Form 10-QSB for the quarterly period ended September 30, 2005 and in Item 4.02 of your Form 8-K dated January 13, 2006 (filed on January 25, 2006) regarding your rescind
acquisitions.   In this regard please file amendments to Form 10-
QSB
for the quarterly periods ended March 31, 2005, June 30, 2005 and September 30, 2005 as soon as practicable to restate your financial statements for the incomplete status of your acquisitions of
Corazong
Music Management (Corazong); White Canyon, Inc. and Channel
Access,
Inc.; Allen Howarth, Inc. ( Allen); and R.S Entertainment, Inc as discussed in your Item 4.02 of Form 8-K dated January 13, 2006 and provide all the applicable disclosures as required by paragraph 37 of
APB No. 20.   With respect to acquisitions which are still
pending,
please include in your amendments a detailed discussion as to your plans to raise capital necessary to complete the acquisitions.

	You may contact Jeff Jaramillo at (202) 551-3212 or Katherine Mathis, Review Accountant, at (202) 551-3383 if you have questions regarding comments on the financial statements and related matters.
Please contact Max Webb, Assistant Director, at (202) 551-3755 with any other questions.



							Sincerely,


							Linda Cvrkel
							Branch Chief



Via facsimile:	Gary F. Kimmons, President, Chief Executive
Officer,
and Chief Financial Officer




Gary F. Kimmons
M Power Entertainment, Inc. (formerly GK Intelligent Systems,
Inc.)
June 28, 2005
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